

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Trung Pham
Chief Executive Officer
RYSE Inc.
20 Camden St.
Toronto, Ontario
M5V 1V1

   Re: RYSE Inc.
    Post-Qualification Amendment to Offering Statement on Form 1-A
    Filed July 27, 2023
    File No. 024-11879

Dear Trung Pham:

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Jeanne Campanelli